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										OMB APPROVAL
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	 					UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 10)

						EMBREX, INC.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						290817105
					   (CUSIP Number)

					Carolyn S. Reiser, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
						(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					  December 20, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

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CUSIP No. 290817105 			13D				Page 2 of 10 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Palo Alto Investors
IRS No.:	94-3088699
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY			-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,165,400
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,165,400
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,165,400
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	14.7%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO, IA
------------------------------------------------------------------

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CUSIP No. 290817105 			13D				Page 3 of 10 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

William Leland Edwards
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	AF, PF
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				32,400
   BENEFICIALLY			-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,165,400
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				32,400
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,165,400
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,197,800
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	15.1%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN
------------------------------------------------------------------

CUSIP No. 290817105 			13D				Page 4 of 10 Pages

------------------------------------------------------------------
1  NAME OF REPORTING PERSON
IRS IDENTIFICATION NO. OF ABOVE PERSON

Micro Cap Partners, L.P.
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/X/ (b)/  /
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4	SOURCE OF FUNDS

	WC
------------------------------------------------------------------
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				-0-
   BENEFICIALLY			-----------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				515,400
    REPORTING			-----------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				-0-
					-----------------------------------------
					10	SHARED DISPOSITIVE POWER
						515,400
------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	515,400
------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*							/ /
------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.5%
------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN
------------------------------------------------------------------

CUSIP No. 290817105			13D				Page 5 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Embrex, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1035 Swabia Court, Durham, NC 27703.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	The names of the persons filing this statement are Palo Alto
Investors ("PAI"), William Leland Edwards ("Edwards") and Micro Cap Partners, L.P. ("Micro Cap") (collectively, the "Filers").

	(b)	The business address of the Filers is located at 470 University
Avenue, Palo Alto, CA 94301.

	(c)	PAI is an investment adviser registered under the Investment
Advisers Act of 1940. Edwards is the President and sole shareholder of PAI. Micro Cap is an investment limited partnership of which PAI is the general partner.

(d)	During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	PAI is a California corporation.  Edwards is a citizen of the
United States of America.  Micro Cap is a Delaware limited partnership.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser		Source of Funds			Amount

PAI			Funds Under Management*	$7,749,501.31
Edwards		Working Capital			$  204,867.00
Micro Cap		Working Capital			$3,726,330.83

* Includes funds of Micro Cap and PAI's other advisory clients invested in the Stock.


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CUSIP No. 290817105			13D					Page 6 of 10 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

PAI's principal purpose for acquiring the Stock is equity investment.

In a letter dated December 20, 1999, Micro Cap notified the Issuer of Micro Cap's intention to present for the vote of shareholders at the Issuer's 2000 annual meeting a proposed amendment to the Issuer's Bylaws that would require at least 66 percent of the Issuer's directors, as well as the chairman of the Issuer's Board, to be independent. Micro Cap requested that its proposal be included in the Issuer's proxy statement relating to the meeting. A copy of Micro Cap's letter, with the proposal and supporting statement attached, is attached hereto as Exhibit A and incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Each Filer's beneficial ownership of the Stock at the date hereof is reflected on the cover sheet for that Filer.

The Filers have effected the following transactions in the Stock since October 20, 1999:

				Purchase					Number		Price
Name				or Sale		Date			of Shares		per Share

Micro Cap				P		11-19-99		50,000		$9.0625
PAI					S		11-19-99		50,000		$9.0625

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock, other than Micro Cap, are more than 5% of the class.


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CUSIP No. 290817105			13D				Page 7 of 10 Pages


ITEM. 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the various securities in which their assets are invested, including the Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A. Letter dated as of December 20, 1999, from Micro Cap to the Issuer (with Exhibits).

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	January 6, 2000

Palo Alto Investors


By:	/s/ William L. Edwards
	William L. Edwards
	President


/s/ William L. Edwards
William L. Edwards


Micro Cap Partners, L.P.

By:	Palo Alto Investors


	By:	/s/ William L. Edwards
		President

CUSIP No. 290817105			13D				Page 8 of 10 Pages

												Exhibit A


December 20, 1999



VIA FACSIMILE (919) 941-5186 &
REGISTERED MAIL/RETURN RECEIPT REQUESTED

Embrex, Inc.
P.O. Box 13989
Research Triangle Park
Durham, NC  27709

Attention:  Don T. Seaquist, Corporate Secretary

	Re:	Notice of Intention to Present Shareholder Proposal
		for a Vote of Shareholders At the 2000 Annual Meeting of Embrex, Inc. ("Embrex" or the "Company")

Dear Mr. Seaquist:

I intend to present for a vote of shareholders at the Company's 2000 annual meeting of shareholders (the "Meeting") the proposal reflected in Exhibit A to this letter (the "Proposal"), and I request that the Proposal and the Supporting Statement, attached hereto as Exhibit B, be included in Embrex's proxy statement and form of proxy relating to the Meeting.

Please be advised that Micro Cap Partners, L.P. ("Micro Cap") has owned shares of the Company's common stock with a market value of at least $2,000 (the "Shares") continuously for at least the preceding year and intends to maintain such ownership through the date of the Meeting. I have enclosed a copy of a letter from Bear, Stearns Securities Corp. confirming Micro Cap's ownership of the shares.

If you would like to discuss the Proposal, or intend to object to including the Proposal or the supporting statement in the Company's proxy statement and form of proxy, please contact me at the address below.

Very truly yours,

MICRO CAP PARTNERS, L.P.

By:  Palo Alto Investors, General Partner


By:  /s/ William L. Edwards
	William L. Edwards
	President

CUSIP No. 290817105			13D				Page 9 of 10 Pages


						EXHIBIT A

						Proposal


	WHEREAS, the board of directors should be an independent body elected by shareholders and owes fiduciary obligations to shareholders; and

	WHEREAS, the chairman of the board of directors should be elected annually by the independent directors.

	NOW THEREFORE, BE IT RESOLVED that pursuant to Section 11 of Article III of the Bylaws of Embrex, Inc. ("Embrex" or the "Company"), the Company's shareholders hereby amend Section 7 of Article IV of the Company's Bylaws in the manner provided below, and amend Article V thereof to add the following Section 10, such amendments to become effective 30 days following approval by the shareholders.

						ARTICLE IV

	SECTION 7. CHAIRMAN OF THE BOARD. The Independent Directors (defined in Section 10 of Article V) shall elect a chairman of the board annually. The chairman of the board shall be an Independent Director and shall preside at all meetings of the board of directors and the shareholders and shall perform such other duties as may be prescribed from time to time by the board of directors.

						ARTICLE V

	SECTION 10. INDEPENDENT BOARD OF DIRECTORS. At least sixty-six percent (66%) of the directors on the Board shall be Independent Directors. At the end of each meeting of the Board, the Independent Directors shall meet in executive session, separately from other directors, to discuss such matters as they deem appropriate. The Independent Directors shall elect a Chairman of the Board annually, who shall be an Independent Director. The Independent Directors as a group shall constitute the Nominating Committee of the Board, which shall have sole responsibility for recommending and nominating candidates to the Board.

	An "Independent Director" is one who, at any time during the past five years, has had (i) no familial relationship with any of Embrex's executive officers or directors and (ii) no direct or indirect financial relationship with Embrex or any affiliate other than as a director or shareholder of the Company, except those past relationships which are (a) fully disclosed in the Company's proxy statements, and (b) deemed insignificant and non-material by a majority of the other Independent Directors. Notwithstanding any other provision of these Bylaws, this Section 10 shall govern in the event of any inconsistency with other provisions of these Bylaws and may not be altered, amended or repealed, without the approval of the shareholders.


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CUSIP No. 290817105			13D				Page 10 of 10 Pages


						EXHIBIT B


					Supporting Statement


Although Embrex's board of directors is composed of a majority of independent directors, Embrex's bylaws do not require that the board be so constituted. This proposal amends the bylaws to ensure that the board will remain independent.

In addition, although the present chairman of the board is an independent director, the bylaws do not require that the chairman be independent, nor do they require that the board members elect a chairman annually. This proposal adds a new bylaw to ensure that the chairman will be independent and elected annually.

We hope the board embraces these simple and reasonable measures aimed at ensuring that the board remains independent and able to act effectively in the interest of their constituency, the shareholders of Embrex.




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